Meta Financial Group, Inc.
5501 South Broadband Lane
Sioux Falls, South Dakota  57108

December 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Meta Financial Group, Inc. Registration Statement on Form S-3 (File No. 333-209075) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

This letter supplements our correspondence to the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 22, 2016.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Meta Financial Group, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-209075), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Commission on January 21, 2016 and was declared effective by the Commission on March 16, 2016.

The Company is seeking withdrawal of the Registration Statement because the selling stockholders who held all shares registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act.  The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please contact the Company’s counsel, Lawrence D. Levin of Katten Muchin Rosenman LLP, at (312) 902-5654.

Sincerely,

Meta Financial Group, Inc.

/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President and Chief Financial Officer